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                            October 26, 2023

       James Leffew
       Chief Executive Officer
       Forza X1, Inc.
       3101 S. US-1
       Ft. Pierce, Florida 34982

                                                        Re: Forza X1, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 10,
2023
                                                            File No. 333-274925

       Dear James Leffew:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed October 10, 2023

       General

   1. We note that you have not specifically incorporated by reference the Form 8-K filed on
                                                        October 6, 2023. Please
amend to incorporate this Form 8-K by reference or tell us why you are not required to
do so.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

                                                        Please contact Eranga
Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any
 James Leffew
Forza X1, Inc.
October 26, 2023
Page 2

other questions.



FirstName LastNameJames Leffew   Sincerely,
Comapany NameForza X1, Inc.
                                 Division of Corporation Finance
October 26, 2023 Page 2          Office of Manufacturing
FirstName LastName